SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 11-K





(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended December 31, 2001

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________.

                      Commission file number: 0-24611


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CFS Bancorp, Inc.
                              707 Ridge Road
                          Munster, Indiana 46371



                           REQUIRED INFORMATION

     Financial Statements. The following financial statements and schedules are filed as part of this annual report for the Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

               Report of Independent Auditors

               Statements of Net Assets Available for Benefits

               Statements of Changes in Net Assets Available for Benefits

               Notes to Financial Statements

          Supplementary Schedules:

               Schedule of Assets Held for Investment Purposes at End of
               Year


     Exhibits.  The following exhibit is filed as part of this annual report:

               Consent of independent public accountants




                                 SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              CITIZENS FINANCIAL SERVICES,
                              FSB EMPLOYEES' SAVINGS &
                              PROFIT SHARING PLAN AND TRUST



June 12, 2002                      By: /s/ Thomas F. Prisby
                                      -----------------------------
                                      Thomas F. Prisby
                                      Plan Administrator




















                                      2



              Citizens Financial Services, FSB
     Employees' Savings & Profit Sharing Plan and Trust

       Financial Statements and Supplemental Schedule


           Years ended December 31, 2001 and 2000




                          Contents

Reports of Independent Auditors...........................    1

Financial Statements

Statements of Net Assets Available for Benefits...........    2
Statements of Changes in Net Assets Available for Benefits    3
Notes to Financial Statements.............................    4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of
 Year)....................................................    8











               Report of Independent Auditors

Plan Administrators
Citizens Financial Services, FSB Employees'
 Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United
States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 14, 2002

              Citizens Financial Services, FSB
     Employees' Savings & Profit Sharing Plan and Trust

       Statements of Net Assets Available for Benefits


                                             December 31
                                        2001             2000
                                    -----------------------------
Assets
Investments, at fair value:
 CFS Bancorp, Inc. common stock     $4,768,735         $4,150,950
 Mutual funds                        4,091,383          3,825,869
 Short-term investment fund            117,240            131,514
 Participant loans                     260,519            243,238
                                    -----------------------------
Total investments                    9,237,877          8,351,571

Receivables:
 Employer's contribution                12,754              9,713
 Participants' contributions            34,879             36,154
 Dividends                              29,908             34,955
 Other                                   5,138             16,130
                                    -----------------------------
Total receivables                       82,679             96,952
                                    -----------------------------
Total assets                         9,320,556          8,448,523

Liabilities
Accounts payable                         3,974             38,411
                                    -----------------------------
Net assets available for benefits   $9,316,582         $8,410,112
                                    =============================

See notes to financial statements.

              Citizens Financial Services, FSB
     Employees' Savings & Profit Sharing Plan and Trust

 Statements of Changes in Net Assets Available for Benefits



                                       Year ended December 31
                                        2001             2000
                                   ------------------------------
Additions
Contributions:
 Participants                       $ 706,124         $   773,819
 Employer                             250,799             264,460
                                   ------------------------------
Total contributions                   956,923           1,038,279

Investment income:
 Dividend and interest income         149,665             173,634
 Net realized and unrealized
  appreciation in fair value of
  investments                       1,082,392             489,069
                                   ------------------------------
Total investment income             1,232,057             662,703

Total additions                     2,188,980           1,700,982

Deductions
Distributions to participants       1,234,649           1,161,610
Administrative expenses                44,954              40,098
                                   ------------------------------
Total deductions                    1,279,603           1,201,708
                                   ------------------------------
Net additions before assets
 transferred                          909,377             499,274

Assets transferred out, net            (2,907)             (2,965)
                                   ------------------------------
Net increase in assets available
 for benefits                         906,470             496,309
Net assets available for benefits
 at beginning of year               8,410,112           7,913,803
                                   ------------------------------
Net assets available for benefits
 at end of year                    $9,316,582          $8,410,112
                                   ==============================
See notes to financial statements.

              Citizens Financial Services, FSB
     Employees' Savings & Profit Sharing Plan and Trust

                Notes to Financial Statements

                 December 31, 2001 and 2000


1.  Description of the Plan

The following description of the Citizens Financial
Services, FSB Employees' Savings & Profit Sharing Plan and
Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, adopted by Citizens Financial Services, FSB (the
Bank) on April 30, 1998 and effective on May 1, 1998, is a single employer defined-contribution plan. Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan. Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting. The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements. To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed 1,000 hours of service during a 12 consecutive month period. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (the Code).

Contributions

The Bank contributes and allocates to each participant's account the amount withheld from each participant's compensation (employee contributions) pursuant to his or her elective deferral agreement and within a range specified by the Plan. The Bank matches 50% of participant's contributions to the Plan up to the first 6% of each participant's contributions. The Employer may make discretionary contributions to the Plan. Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan's investment options.

              Citizens Financial Services, FSB
     Employees' Savings & Profit Sharing Plan and Trust

          Notes to Financial Statements (continued)



1.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the Bank's matching contribution and an allocation of Plan earnings. Plan earnings from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in both their employee contributions and the Bank's matching contributions and any related earnings thereon.

Payment of Benefits

Payment of benefits to a participant who terminates employment or becomes disabled may be made in a lump sum, in annual installments over a specified period, or rolled into another qualified plan. A participant also may elect to defer distribution of his or her account until attaining age 70 1/2.

Payment of benefits to the beneficiary of a deceased participant may also be made in the form of a lump sum payment, annual installments over a specified period, or rolled into another qualified plan.

Participant Loans

Under the Plan, participants may borrow up to one-half of
their account balance in any amount between $1,000 and
$50,000.  The rate of interest for the term of the loan will be established as of the loan date, and shall be a
reasonable rate of interest generally comparable to the
rates of interest then in effect at a major banking
institution.  The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary
residence or 1 and 5 years for all other loans, at the
participant's option.  Repayments are made through payroll
deductions.  When a loan is made, the amount borrowed is
transferred from the participant's deposit account to the
participant's loan account.  Loan repayments, including
interest, are immediately invested in the participant's
deposit account.  A loan administrative fee of $50.00
origination fee, plus a $40.00 annual administrative fee
will be deducted from the participant's account.
                                                                           5



              Citizens Financial Services, FSB
     Employees' Savings & Profit Sharing Plan and Trust

          Notes to Financial Statements (continued)



2.  Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The common stock is valued at its quoted market price.
Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Payment of Benefits

Benefits are recorded when paid.

3.  Investments

In conjunction with the Bank's conversion from a mutual to a stock form of ownership, the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank's Holding Company (the Company). At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants indicating a desire to purchase stock in the Company. Additional employee and Bank contributions and cash dividends are utilized to purchase additional shares on a regular basis.

At December 31, 2001 and 2000, the Plan was the beneficial owner of 332,316 shares and 388,393 shares of Company common stock, respectively. The fair value of this stock at December 31, 2001 and 2000, was $14.3500 per share and $10.6875 per share, respectively.

                                                                           6




              Citizens Financial Services, FSB
     Employees' Savings & Profit Sharing Plan and Trust

          Notes to Financial Statements (continued)



3.  Investments (continued)

During 2001 and 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                               Year ended December 31
                                               2001               2000
                                           -----------------------------
CFS Bancorp, Inc. common stock             $1,267,789           $494,535
Mutual funds                                 (185,397)            (5,466)
                                           -----------------------------
                                           $1,082,392           $489,069
                                           =============================

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                               2001               2000
                                           -----------------------------

CFS Bancorp, Inc. common stock              $4,768,735       $4,150,950
Pentegra S&P 500 Stock Fund                  1,297,436        1,342,982
Pentegra S&P Midcap Stock Fund                 936,503          837,095
Pentegra Stable Value Fund                     773,074          669,472

4.  Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA at any time.

5.  Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 22, 1999, stating that the Plan is qualified under Section 401 (a) of the Code, and therefore the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax exempt.


                                                                           7






















                     Supplemental Schedule













              Citizens Financial Services, FSB
     Employees' Savings & Profit Sharing Plan and Trust

       Schedule H, Line 4i - Schedule of Assets (Held
                       at End of Year)
                     EIN No. 13-3381592
                         Plan No. 2

                      December 31, 2001




  Identity of Issue, Borrower,                                      Current
     or Similar Party                       Description              Value
-----------------------------------------------------------------------------
CFS Bancorp, Inc. common stock*            332,316 Shares         $4,768,735
Pentegra Income Plus Asset Allocation
 Fund                                        3,481 Shares             45,703
Pentegra Growth & Income Asset
 Allocation Fund                            14,454 Shares            188,049
Pentegra Growth Asset Allocation Fund        9,761 Shares            122,506
Pentegra International Stock Fund           10,700 Shares            101,585
Pentegra S&P Midcap Stock Fund              50,215 Shares            936,503
Pentegra S&P 500 Stock Fund                 84,744 Shares          1,297,436
Pentegra Government Bond Fund                6,907 Shares            101,458
Pentegra Stable Value Fund                  58,288 Shares            773,074
Pentegra Money Market Fund                 144,789 Shares            144,789
Pentegra 500 Value Stock Fund                6,041 Shares             60,897
Pentegra 500 Growth Stock Fund              13,360 Shares            114,361
Pentegra Russell 2000 Stock Fund            17,553 Shares            205,021
Collective Short Term Investment Fund      117,240 Shares            117,240
Participant loans                    6.0% to 10.5% interest rate     260,519
                                                                  ----------
                                                                  $9,237,876
                                                                  ==========

*Denotes party-in-interest.

                                                                           8